AM 3-23-2005 JK

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53594
~~8-49764~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

NAME OF BROKER-DEALER:

Third Millennium Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 3100
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Palumbo, Managing Member — 312-260-5086
(Area Code - Telephone No.)

SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

191 North Wacker Dr.	Chicago	IL	60606-1924
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AM 3/30/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

LKO 3/23/05

OATH OR AFFIRMATION

I, **Michael Palumbo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Third Millennium Trading, LLC**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
SAMANTHA S MAKIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/14/07

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Third Millennium Trading, LLC

Statement of Financial Condition Report

December 31, 2004



SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 185 SECTION

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Third Millennium Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Third Millennium Trading, LLC as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Third Millennium Trading, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2005

Third Millennium Trading, LLC

Statement of Financial Condition
December 31, 2004

Assets

Securities owned, at market	$	787,251,932
Investments in affiliates		6,188,624
Furniture and equipment, net of accumulated depreciation of $188,578		28,010
Total assets	$	793,468,566

Liabilities and Members' Capital

Liabilities		
Payable to broker-dealers, net	$	157,510,258
Securities sold, not yet purchased, at market		594,993,537
Accounts payable, accrued expenses and other liabilities		637,947
		753,141,742
Members' Capital		40,326,824
Total liabilities and members' capital	$	793,468,566

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Third Millennium Trading, LLC (the "Company") was formed on February 8, 2000, and commenced operations on January 1, 2002. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Pax Clearing Corporation (Pax).

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments in affiliates: The Company is accounting for its investments in limited liability companies by the equity method of accounting under which the net income (loss) of the limited liability company is recognized in the Company's statement of operations and added to (deducted from) the investment account and distributions are treated as a reduction of the investment account.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Securities transactions: Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in net trading income.

Amounts receivable and payable or securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided on a double declining-balance method over the estimated useful life of the asset.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold Not Yet Purchased
Equity securities	$ 618,562,164	$ 323,488,855
Listed options and warrants	168,689,768	271,504,682
	$ 787,251,932	$ 594,993,537

Note 3. Employee Benefits

The Company has a 401(k) plan covering substantially all employees who meet eligibility requirements. Participants may elect to defer a percentage of their annual compensation up to limits established by the Internal Revenue Service. The Company does not match any of the employees' deferral.

Note 4. Financial Instruments with Off Balance Sheet Risk

Securities transactions are introduced to and cleared through Pax. The Company seeks to control risks associated with its trading activities by maintaining collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, deposits additional collateral or reduces positions when necessary.

In addition, the Company has sold securities and options that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. At December 31, 2004, the Company has recorded these short securities and option obligations in the financial statements at market values of $323,488,855 and $271,504,682, respectively. The Company will incur a loss if the market value of the securities and options increase subsequent to December 31, 2004. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Note 4. Financial Instruments with Off Balance Sheet Risk (Continued)

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum internally established equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective traders' investment portfolio.

Note 5. Regulatory Requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $5,855,703 and $100,000, respectively. The Company's net capital ratio was 0.01 to 1 at December 31, 2004.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, current balances for any person defined as a customer under rule 17a-5(c)(4).